Exhibit 4.2

DESCRIPTION OF SECURITIES
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share (our “Common Stock”), and 25,000,000 shares of preferred stock, par value $0.01 per share. We do not have any preferred stock issued and outstanding. For more detailed information, please see our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are filed as exhibits to reports we file with the U.S. Securities and Exchange Commission, and the Delaware General Corporation Law.
Common Stock
•Voting rights. Each holder of our Common Stock is entitled to one vote for each share on all matters to be voted upon by the holders of our Common Stock. There are no cumulative voting rights for the election of directors.
•Dividend rights. Subject to any preferential rights of any outstanding preferred stock, holders of our Common Stock are entitled to receive ratably the cash dividends, if any, as may be declared from time to time by our Board of Directors (our “Board”) out of funds legally available for that purpose.
•Right to receive liquidation distributions. If we are liquidated, dissolved or wound up, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of our liabilities and any preferential rights of any then-outstanding preferred stock.
•No preemptive or similar rights. Holders of our Common Stock do not have any preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable.
The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board may designate and issue in the future.
Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Certain provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board to discourage certain types of transactions that may involve an actual or threatened change of control.
•Classified Board. Our Amended and Restated Certificate of Incorporation provides that, until the annual stockholder meeting in 2025, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors have terms expiring at our first annual meeting of stockholders, which we expect to hold in 2022, and will be up for re-election at such annual meeting for a three-year term to expire at the 2025 annual meeting of stockholders; the directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and will be up for re-election at that meeting for a two-year term to expire at the 2025 annual meeting of stockholders; and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2024, and will be up for re-election at that meeting for a one-year term to expire at the 2025 annual meeting of stockholders. Commencing with the 2025 annual meeting of stockholders, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and our Board will thereafter no longer be divided into classes. Before our Board is declassified, it would take at least three years from the first classified Board for any individual or group to gain control of our Board. Accordingly, while the Board is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.
•Removal and Vacancies. Our Amended and Restated Certificate of Incorporation provides that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal of a director requires the affirmative vote of holders of at least a majority of the voting power of our stock outstanding and entitled to vote on such removal. Vacancies occurring on the Board, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, shall be filled solely by a majority of the remaining members of the Board or by a sole remaining director.
•No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.
•No Stockholder Ability to Call Special Meetings of Stockholders. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that only our Board may call a special meeting of stockholders.
•Business Combinations with Interested Stockholder. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such shareholder became an interested stockholder.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Our Amended and Restated Bylaws generally provides indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. We have also entered into indemnification agreements with each of our directors and executive officers, which, in some cases, be broader than the specific indemnification and advancement of expenses provisions contained under Delaware law. In addition, as permitted by Delaware law, our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that under Delaware law, we may not eliminate the personal liability of a director for:
•any breach of his duty of loyalty to us or our stockholders;
•acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit; or improper distributions to shareholders.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Equiniti Trust Company.
Listing
Our Common Stock is listed on the NYSE, under the ticker symbol “OGN.”